VALNEVA SE
Îlot Saint-Joseph, Bureaux Convergence, Bât. A,
12 ter Quai Perrache
69002 Lyon, France

Valneva Reports First Quarter 2026 Financial Results and
Provides Corporate Updates

•Total product sales of €30.5 million
•Cash position of €105.3 million as of end March 2026, excluding proceeds from successful reserved offering completed in April 20261
•Program launched in April to further reduce operating expenses
•Pfizer expected to file regulatory submissions for Lyme disease vaccine candidate

Lyon (France), May 13, 2026 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today reported its financial results for the first quarter ended March 31, 2026, provided key corporate updates, and updated its 2026 financial guidance. The condensed consolidated interim financial results are available on the Company’s website (Financial Reports – Valneva).
Valneva will provide a live webcast of its first quarter 2026 results conference call beginning at 3 p.m. CEST/9 a.m. EDT today. This webcast will also be available on the Company’s website. Please refer to this link: https://edge.media-server.com/mmc/p/xbkzgkz7

First quarter 2026 Financial Update
•Total revenues were €30.9 million, including €30.5 million in product sales, compared with €49.2 million and €48.6 million, respectively, in the first quarter of 2025, mainly reflecting the planned wind-down of third-party sales (-97.6% versus the first quarter of 2025) and a different shipment phasing to the U.S. Department of Defense
•Operating cash burn continued to decline, improving to €0.3 million in the first quarter of 2026, compared to €8.1 million in the first quarter of 2025
•Cash position of €105.3 million as of March 31, 2026, compared to
€109.7 million as of December 31, 2025
oExcludes €37.0 million in gross proceeds from recent successful reserved offering1
•Net loss of €32.1 million, compared with a net loss of €9.2 million in the first quarter of 2025 mainly impacted by one-off effects in cost of goods (termination of contracts, standard cost adjustment, inventory write-offs), in addition to idle cost and lower sales.

Financial Outlook
• Valneva is adjusting its 2026 sales and revenue guidance partially as a result of an emerging adverse trend in travel vaccine uptake across key markets, driven by geopolitical factors. The
1 2026_04_30_Financing_PR_EN_Final.pdf
May 13, 2026 VALNEVA SE

Company is therefore revising its product sales guidance to €135 million to €150 million from €145 million to €160 million previously
oOther revenues are reconfirmed – resulting in a new total revenue guidance of €145 million to €160 million
•As part of the Company’s continued focus on diligent cash management, and following the recent consolidation in France2, Valneva has initiated a further restructuring plan designed to streamline its global business operations:
oFocus resources on its base business and key strategic projects, including a reduction of its global workforce by 10-15%
oTogether these initiatives are expected to result in significant ~25-35% reduction in 2026 operating expenses compared to 2025
•Product gross margins are expected to normalize following one-off effects in the first quarter of 2026

Peter Bühler, Valneva’s Chief Financial Officer, commented, “Our first-quarter sales reflect the sharp decline in third party products and our planned focus on proprietary products. We also see the first indications of the geopolitical situation adversely affecting travel. We continued to reduce our operating cash burn meaningfully and, combined with further cost saving measures and our strengthened balance sheet following the successful financing completed in April, we expect a solid cash position through the potential regulatory approvals of our Lyme disease vaccine.”

Financial Information
(Unaudited results, consolidated per IFRS)

€ in million	Three months ended March 31
	2026	2025
Total Revenues	30.9	49.2
Product Sales	30.5	48.6
Net loss	(32.1)	(9.2)
Adjusted EBITDA	(18.2)	(0.6)
Cash	105.3	153.0

Commercial Portfolio
Valneva’s commercial portfolio comprises three vaccines: IXIARO®/JESPECT®, DUKORAL® and IXCHIQ®. The Company’s main third-party product distribution contract concluded in 2025 and, as previously communicated, this activity is now intentionally winding down. As a result, third-party product sales were reduced by 97.6% in the first quarter of 2026 to €0.1 million. This strategic initiative is expected to result in improved overall product gross margins.

2 Valneva to Further Consolidate its Operations in France - Valneva

JAPANESE ENCEPHALITIS VACCINE IXIARO®/JESPECT®
In the first quarter of 2026, IXIARO®/JESPECT® sales were €20.2 million, compared with €27.5 million in the first quarter of 2025. The year-over-year decline primarily reflects a difference in the phasing of deliveries to the U.S. Department of Defense (DoD). Deliveries have continued under the current contract signed in January 2025, and Valneva expects to deliver further IXIARO® doses to the DoD in 2026.

CHOLERA / ETEC3-DIARRHEA VACCINE DUKORAL®
In the first quarter of 2026, DUKORAL® sales reached €8.6 million versus €12.3 million in the first quarter of 2025, which included one-off sales related to the supply of doses to Mayotte following a cholera outbreak.

First quarter 2026 sales were adversely impacted by the distributor transition in Germany in January 2026, as residual supply transferred from the previous distributor was sufficient to satisfy the demand for this quarter. Product deliveries are expected to resume in the second quarter of 2026.

CHIKUNGUNYA VACCINE IXCHIQ®
In the first quarter of 2026, IXCHIQ® sales amounted to €1.6 million, compared with €3.0 million in the first quarter of 2025, which had benefited from sales in the United States and shipments of doses to the French island of La Réunion following a chikungunya outbreak.

Clinical Stage Programs

LYME DISEASE VACCINE CANDIDATE – LB6V (formerly VLA15)
Regulatory submissions expected
In March 2026, Valneva and Pfizer announced topline results from the Phase 3 VALOR “Vaccine Against Lyme for Outdoor Recreationists” clinical trial (NCT05477524) of their investigational six valent OspA-based Lyme disease vaccine candidate LB6V4.
LB6V demonstrated more than 70% efficacy in preventing Lyme disease in individuals aged five years and above. The investigational vaccine candidate was well tolerated with no safety concerns identified. Overall, results strengthen confidence in the vaccine candidate and Pfizer is planning submissions to regulatory authorities.
VLA15 is the only Lyme disease program in late-stage clinical development today and has received Fast Track designation from the U.S. Food and Drug Administration (FDA).
3 Indications differ by country - Please refer to Product / Prescribing Information (PI) / Medication Guide approved in your respective countries for complete information, incl. dosing, safety and age groups in which this vaccine is licensed, ETEC = Enterotoxigenic Escherichia coli (E. Coli) bacterium.
4 2026_03_23_Lyme-Phase-3-Data-Read-out_PR_EN_FINAL.pdf

CHIKUNGUNYA VACCINE - IXCHIQ® / VLA1553
Pilot vaccination campaign ongoing in Brazil
In February 2026, Valneva and Instituto Butantan announced the initiation of a Pilot Vaccination Strategy (PVS) in Brazil using Valneva’s single-shot chikungunya vaccine, IXCHIQ®.
The vaccination campaign will serve as the basis for post-marketing commitments. To date, over 30,000 adults, aged 18 to 59 years, have already been vaccinated as part of this campaign which evaluates the effectiveness and safety of IXCHIQ® in a real-world setting.
In early May 2026, the Brazilian Health Regulatory Agency (ANVISA) authorized Instituto Butantan to locally manufacture a version of Valneva’s chikungunya vaccine5. With this authorization, the vaccine – developed in partnership with Valneva and supported by the Coalition for Epidemic Preparedness Innovations (CEPI) – is approved for use in Brazil in individuals aged 18 to 59 and can be incorporated into the Unified Health System.

SHIGELLA VACCINE CANDIDATE – S4V2
First Phase 2 results expected mid-2026
S4V2 is the world’s most clinically advanced tetravalent vaccine candidate against shigellosis, the second leading cause of fatal diarrhea worldwide.
Two clinical trials of S4V2, a Phase 2 infant safety and immunogenicity trial6, and a Phase 2b Human Challenge trial (CHIM)7, sponsored by LimmaTech Biologics AG, are ongoing. First Phase 2 results are expected mid-2026. Subject to positive results for both trials, Valneva will assume responsibility for all further development8.
No approved multivalent Shigella vaccine is currently available outside of Russia or China, and the development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO)9. In October 2024, the U.S. FDA granted Fast Track designation to S4V2, recognizing its potential to address a serious condition and fill an unmet medical need10. The global market opportunity for a vaccine against Shigella is estimated to exceed $500 million annually11.

5 https://butantan.gov.br/noticias/anvisa-autoriza-producao-nacional-da-vacina-contra-a-chikungunya-pelo-instituto-butantan?utm_source=linkedin&utm_medium=social&utm_campaign=site-not%C3%83%C2%ADcia&utm_term=ead%20da%20esib&utm_content=ead%20da%20esib
6 Valneva and LimmaTech Announce First Vaccination in Phase 2 Infant Study of Tetravalent Shigella Vaccine Candidate S4V2 - Valneva
7 Valneva and LimmaTech Announce First Vaccination in Phase 2b Human Challenge Study of Tetravalent Shigella Vaccine Candidate S4V2
8 Valneva and LimmaTech Enter into a Strategic Partnership to Accelerate the Development of the World’s Most Clinically Advanced Tetravalent Shigella Vaccine Candidate - Valneva
9 Immunization, Vaccines and Biologicals (who.int)
10 Valneva and LimmaTech Awarded FDA Fast Track Designation for Tetravalent Shigella Vaccine Candidate S4V - Valneva
11 LEK analysis

First Quarter 2026 Financial Review
(Unaudited, consolidated under IFRS)

Revenues
Valneva’s total revenues were €30.9 million in the three months ended March 31, 2026 compared to €49.2 million for the same period in 2025. The decrease was primarily attributable to the discontinuation of third-party product distribution, differences in the schedule of shipments to the U.S. Department of Defense, the distributor transition in Germany, as well as one off outbreak-related sales of DUKORAL® and IXCHIQ® in 2025 that did not recur in 2026.
Other revenues, including revenues from collaborations, licensing and services remained largely unchanged and amounted to €0.4 million in the three months ended March 31, 2026 compared to €0.6 million for the same period in 2025.

Operating Result and adjusted EBITDA
Costs of goods and services sold (COGS) were €26.2 million for the three months ended March 31, 2026. The gross margin on commercial product sales, excluding IXCHIQ®, was 45.1% compared to 62.7% for the three months ended March 31, 2025. The positive impact of lower third-party product sales was offset by higher manufacturing expenses following the transfer of manufacturing to the new Almeida facility in Scotland, and by additional one-time effects.
Gross margin for IXIARO® was 50.8% compared to an exceptionally high 72.6% achieved in the first quarter of 2025 (full-year 2025 IXIARO® gross margin of 59.6%). The decline was primarily driven by higher manufacturing costs at the Almeida facility, increased batch write-offs, and lower sales volumes.
Gross margin for DUKORAL® reached 33.6% compared to 52.2% in the first quarter of 2025, with the decline primarily attributable to batch write-offs. Gross margin for IXCHIQ® was negative, mostly impacted by cancellation fees related to external manufacturing commitments following lower than anticipated sales.
Additionally, COGS included €0.2 million attributable to the third-party distribution business, €5.0 million related to idle capacity and costs not allocated to products, and €0.3 million related to services. By comparison, total COGS in the first quarter of 2025 were €23.0 million, comprising €21.3 million of cost of goods and €1.8 million of cost of services.
Research and development expenses remained stable at €15.2 million for the three months ended March 31, 2026.
Marketing and distribution expenses totaled €7.0 million in the first three months of 2026, down from €10.4 million in the first three months of 2025. The decrease primarily reflects lower advertising and promotional spending related to IXCHIQ® as well as overall lower personnel costs and reduced warehousing and distribution expenses.
General and administrative expenses decreased to €8.2 million in the three months ended March 31, 2026, from €9.0 million in the same period of 2025. The reduction was primarily driven by lower personnel costs and savings in advisory and professional services.

Other income, net of other expenses, decreased to €1.9 million in the three months ended March 31, 2026, from €2.2 million in the three months ended March 31, 2025. Lower R&D tax credits were partially offset by higher grant income.
Valneva recorded an operating loss of €23.7 million for the three months ended March 31, 2026 compared with an operating loss of €6.0 million in the same period in 2025. The increase in operating loss was mainly driven by lower product sales in the first three months of 2026, compared to the prior-year period.
Adjusted EBITDA loss (as defined below) was €18.2 million in the three months ended March 31, 2026, compared with an adjusted EBITDA loss of €0.6 million in the corresponding period of 2025.

Net Result
In the three months ended March 31, 2026, Valneva generated a net loss of €32.1 million, compared to a net loss of €9.2 million in the first three months of 2025. The increase in net loss was primarily driven by lower sales in the first three months of 2026.
Finance expense and currency effects resulted in a net finance expense of €7.6 million in the first three months of 2026, compared with a net finance expense of €1.8 million in the first three months of 2025. The increase was mainly attributable to unfavorable movements in the USD/EUR exchange rate, which led to a foreign currency loss of €3.0 million in the first quarter of 2026, compared with a foreign currency gain of €3.7 million in the first quarter of 2025.

Cash Flow and Liquidity
Net cash used in operating activities amounted to €0.3 million in the three months ended March 31, 2026 compared to €8.1 million in the same period of 2025. The reduction in the first quarter of 2026 was primarily driven by lower net working capital requirements.
Cash inflows from investing activities amounted to €0.3 million in the three months ended March 31, 2026 compared to cash outflows of €1.0 million in the three months ended March 31, 2025. Cash inflows in the first quarter of 2026 were largely attributable to proceeds from the investment of liquidity into money market funds. Cash outflows in the first quarter of 2025 were mainly related to the purchase of equipment, partially offset by interest proceeds.
Net cash used in financing activities amounted to €4.7 million in the three months ended March 31, 2026 compared to a net cash outflow of €5.6 million in the same period in 2025. Cash outflows in both periods primarily reflected interest and lease payments.
Cash and cash equivalents were €105.3 million as at March 31, 2026, compared to €109.7 million at December 31, 2025.

Non-IFRS Financial Measures
Management uses and presents IFRS results alongside the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes they provide useful additional insight into Valneva’s current performance, performance trends, and financial condition.

Adjusted EBITDA is a common supplemental performance measure among investors and financial analysts. Management believes this measure provides additional analytical tools. Adjusted EBITDA is defined as earnings / (loss) for the period before income tax, finance (income)/expense, foreign exchange (gain)/loss, amortization, depreciation, and impairment.

A reconciliation of Adjusted EBITDA to net loss for the period, which is the most directly comparable IFRS measure, is set forth below:

€ in million	Three months ending March 31
(consolidated per IFRS)	2026	2025
Profit/(Loss) for the period	(32.1)	(9.2)
Add:
Income tax expense	0.8	1.5
Total Finance income	(0.5)	(0.5)
Total Finance expense	5.1	6.0
Foreign currency (gain)/loss – net	3.0	(3.7)
Amortization	1.2	1.2
Depreciation	4.2	4.2
Adjusted EBITDA	(18.2)	(0.6)

Product sales at constant exchange rates:
References to changes in net sales at constant exchange rates (CER) indicate that currency fluctuation effects have been removed. Net sales for the period in question are recalculated using the exchange rates applied in the prior period, as detailed below:

€ in million	Three months ended March 31
(unaudited results, consolidated per IFRS)	2026	2025
Product sales	30.5	48.6
Third-party product sales	0.1	5.8
Product sales excluding third-party sales	30.4	42.8
Effect of exchange rates (excluding third-party sales)	1.3
Product sales (excluding third-party sales) at constant exchange rates (CER)	31.7

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines.
Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats. More information is available at www.valneva.com.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP, Global Communications and European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelotfontaine@valneva.com	Joshua Drumm, Ph.D. VP, Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com
Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and securities laws in France. These statements may be identified by words such as “aims,” “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will” and variations of these words or similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these words. All statements other than statements of historical facts contained in this press release are forward-looking statements, including, but not limited to, statements with respect to: future financial performance and financial guidance including projected product sales, total revenue and total R&D investments; Valneva’s plans for investment in future growth; the timing of orders for commercial products; plans and expectations regarding the development, commercialization and commercial prospects of Valneva’s product candidates and commercial products, including the prospects and timing of actions relating to clinical studies and trials and product approvals, such as study initiations, study advancements, data readouts, submissions, filings, approvals, and label expansions; the expected benefits and availability of Valneva’s commercial products and product candidates; and potential growth opportunities and trends, including the assumptions and expectations regarding total market opportunity targeted by Valneva’s product candidates and commercial products. These forward-looking statements are based on Valneva’s expectations and assumptions as of the date of this press release. Each of these forward-looking statements involves risks and uncertainties that could cause Valneva’s business, strategy, future results or performance to differ materially from those expressed or implied by the forward-looking statements. Many factors may cause differences between current expectations and actual results, including: Valneva’s success in the commercialization of its commercial products; uncertainties and delays involved in the development and manufacture of vaccines; the potential that success in preclinical testing and earlier clinical trials does not ensure that later clinical trials will generate the same results or otherwise provide adequate data to demonstrate the efficacy and safety of a product candidate; the impacts of macroeconomic conditions, including tariffs and other trade policies, the conflict in Ukraine and the conflict in the Middle East, fluctuations in inflation and uncertain credit and financial markets, on Valneva’s business, clinical trials and financial position; unexpected safety or efficacy data observed during preclinical studies or clinical trials; clinical trial site activation or enrollment rates that are lower than expected; Valneva’s ability to realize the benefits of its collaboration and license agreements; changes in expected or existing competition; changes in the regulatory environment; the uncertainties and timing of the regulatory approval process; the impact of the global and European credit crisis; the ability to obtain or maintain patent or other proprietary intellectual property protection and unexpected litigation or other disputes. Other factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this press release are identified in the section titled “Risk Factors” in Valneva’s Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (“SEC”) and the Autorité des marchés financiers (“AMF”) on March 18, 2026, and in other filings made with the SEC and AMF from time to time. Valneva is providing this information as of the date of this press release and expressly disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.